Exhibit 99.1

For Immediate Release

ReWalk Robotics Reports Fourth Quarter and Year-End 2014 Financial Results

Fourth Quarter Revenue Up 283% Year-Over-Year to $1.5 Million

YOKNEAM ILIT, Israel and MARLBOROUGH, Mass., Feb. 12, 2015 (GLOBE NEWSWIRE) – ReWalk Robotics Ltd. (Nasdaq: RWLK) (“ReWalk,” or “the Company”) today announced its financial results for the three- and twelve-month periods ended December 31, 2014. Highlights of and subsequent to the fourth quarter 2014 include:

•	Total revenue increased 283% to $1.5 million compared to $0.4 million for the fourth quarter of 2013 resulting from the placement of 31 ReWalk systems; total revenue for year-end 2014 increased to $4.0 million compared to $1.6 million in 2013;
•	First two U.S. private insurers, contracted through Workers’ Compensation, approved coverage for ReWalk personal system;
•	German Social Accident Insurance Institution, Berufsgenossenschaft Holz und Metall (BGHM), becomes first German workers’ compensation insurer to announce a reimbursement plan for the ReWalk personal system;
•	15 training centers added in the fourth quarter of 2014: eight in the United States, four in Europe, one in Taiwan, one in New Zealand and one in Australia;
•	Australia’s Therapeutic Goods Administration (“TGA”) approved ReWalk systems for rehabilitation and home use; Australian distribution agreement secured with Making Strides;
•	Kevin W. Hershberger, former controller and Chief Accounting Officer at NxStage Medical Inc., appointed as Chief Financial Officer; Ami Kraft appointed to new role as General Manager of ReWalk's Israeli operations; and,
•	Early repayment, at a discount, of the BIRD Foundation grant for $0.5 million to improve gross margins in 2015.

“2014 was a landmark year for ReWalk highlighted by two significant events. We gained FDA clearance for our ReWalk System as the only powered exoskeleton that can be legally marketed in the United States. We are excited to be able to provide wheelchair-bound individuals with access to the ReWalk system for daily use at home and in their communities, where they need it most,” said Larry Jasinski, Chief Executive Officer. “Additionally, we significantly strengthened the Company’s balance sheet through our successful initial public offering, increasing our financial flexibility.”

“We continue to secure reimbursement on a case-by-case basis for ReWalk personal systems in the U.S. and Germany, and are building our infrastructure to support our ongoing growth. This included expanding our reimbursement team, which assists qualified individuals in obtaining payment for their systems, as well as our clinical training and service personnel.”

“We expect our ongoing investment in training centers around the world will support ReWalk’s growing international footprint and serve as a solid channel for placing more personal systems in the homes of ReWalkers. We will continue to aggressively execute our strategy across all of our markets to build value for our shareholders and customers alike,” Jasinski concluded.

Fourth Quarter 2014 Financial Results

Total revenue was $1.5 million for the fourth quarter of 2014, up 283% compared with $0.4 million in the fourth quarter of 2013, due to higher placements of ReWalk systems during the fourth quarter of 2014. In the fourth quarter of 2014, 31 ReWalk systems were placed compared with six ReWalk systems placed in the prior year period.

Gross loss for the fourth quarter of 2014 was $0.5 million as compared to a gross loss of $0.1 million in the fourth quarter of 2013. This was largely due to a one-time expense relating to the early repayment, at a discount, of a royalty-bearing grant to the BIRD Foundation of $0.5 million during the fourth quarter of 2014, which will improve gross margins in 2015. Margins were also impacted by lower average selling prices outside of the U.S. related to specific efforts to seed training centers in select markets as we expand our geographic footprint.

Total operating expenses in the fourth quarter of 2014 were $4.8 million, compared with $2.6 million in the fourth quarter of 2013, and reflects the Company’s increased investment in sales, marketing, and research and development resources and the increased cost of being a publicly-traded company.

Net loss was $5.5 million for the fourth quarter of 2014 compared with $3.5 million in the prior year quarter. Non-GAAP net loss, excluding expenses relating to the aforementioned repayment of the BIRD Foundation grant and non-cash stock based compensation expenses, for the fourth quarter of 2014 was $4.6 million compared with non-GAAP net loss of $2.7 million in the prior year quarter.

A reconciliation of net loss to non-GAAP net loss is included at the end of this press release.

Year-End 2014 Financial Highlights

Total revenues were $4.0 million for the year ended December 31, 2014, up 149% compared with $1.6 million during the year ended December 31, 2013, due to higher placements of ReWalk systems during the 2014 period. In 2014, 74 ReWalk systems were placed compared with 25 ReWalk systems placed during 2013.

Gross loss was $0.6 million for the year ended December 31, 2014, as compared to a gross loss of $0.4 million for the prior year, reflecting the aforementioned repayment of the Bird Foundation grant partially offset by the positive impact of transitioning manufacturing activities of the ReWalk systems to Sanmina.

Total operating expenses in fiscal 2014 were $19.3 million, compared with $8.3 million in the prior year period. The increase reflects the Company’s increased investment in sales, marketing, and research and development resources as well as the increased cost of being a publicly-traded company.

Net loss for the year ended December 31, 2014 was $21.7 million compared with $12.2 million during the year ended December 31, 2013. Non-GAAP net loss excluding expenses relating to the early repayment, at a discount, of the BIRD Foundation grant and non-cash stock based compensation expenses, was $14.7 million for the year ended December 31, 2014, compared with non-GAAP net loss of $8.7 million during the year ended December 31, 2013.

A reconciliation of net loss to non-GAAP net loss is included at the end of this press release.

Liquidity

As of December 31, 2014, ReWalk had $43.5 million in cash and cash equivalents and short-term deposits versus a total of $47.7 million at the end of Q3 2014. During the twelve months ended December 31, 2014, the Company raised $36.3 million, net, from its initial public offering, $12.8 million from an equity investment round, and $1.1 million from the exercise of warrants to purchase convertible preferred shares.

Conference Call

ReWalk management will host its third quarter conference call as follows:

Date		Thursday, February 12 2015

Time		8:30 AM EST

Telephone	U.S:	(844) 423-9889

	International:	(716) 247-5804

	Israel:	1809315362

Access code		77059924

Webcast (live and archive)		www.rewalk.com under the “Investors” section.

A telephone replay will be available shortly after the completion of the call for two weeks at (855) 859-2056 (U.S.) or (404) 537-3406 (International). The passcode for the replay is 77059924.

About ReWalk Robotics Ltd.

ReWalk Robotics Ltd. develops, manufactures and markets wearable robotic exoskeletons for individuals with spinal cord injury. ReWalk’s mission is to fundamentally change the health and life experiences of individuals with spinal cord injury. Founded in 2001, ReWalk has headquarters in the U.S., Israel and Germany. For more information on the ReWalk systems, please visit http://www.rewalk.com.

Forward Looking Statements

This press release contains forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995, as amended and other securities laws. Forward-looking statements are statements that are not historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “intends,” “anticipate(s),” “look forward,” “upcoming,” “plan,” “enables,” “potentially,” “entitles,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding the anticipated revenues and underlying sales for the fourth quarter of 2014; future availability of reimbursement for ReWalk in Germany and the United States; and the successful and timely achievement of favorable coverage decisions for ReWalk by additional major insurers.  All such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to the following: the market for medical exoskeletons is new and unproven, and important assumptions about the potential market for our products may be inaccurate; the Company has a limited operating history upon which you can evaluate our business plan and prospects; if we are unable to expand our sales, marketing and training infrastructure, we may fail to increase our sales; the health benefits of ReWalk have not been substantiated by long-term clinical data, which could limit sales; the Company may fail to secure or retain adequate coverage or reimbursement for ReWalk by third-party payors; the Company depends on a single third-party to manufacture ReWalk and a limited number of third-party suppliers for certain components of ReWalk; the Company’s future growth and operating results will depend on our ability to develop and commercialize new products and penetrate new markets; the Company operates in a competitive industry that is subject to rapid technological change, and we expect competition to increase; and the Company is subject to extensive governmental regulations relating to the manufacturing, labeling and marketing of our products. These and other risk factors are set forth in the Company’s final prospectus filed with the Securities and Exchange Commission on September 15, 2014, and our other reports filed from time to time with the Securities and Exchange Commission.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  ReWalk does not undertake any obligation to revise and disseminate forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of or non-occurrence of any events.

ReWalk® is a registered trademark of ReWalk Robotics Ltd. in Israel.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP), ReWalk believes that the use of non-GAAP accounting measures, including non-GAAP operating loss, non-GAAP net loss, and Non-GAAP net loss per ordinary share, basic and diluted, is helpful to our investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

For the three- and twelve-month periods ended December 31, 2014 and 2013, non-GAAP net loss is calculated as GAAP net loss excluding (i) non-cash share-based compensation expense and (ii) non-cash financial (income) expenses resulting from the issuance of preferred shares to a related party, revaluation of convertible loans, and the revaluation of warrants to purchase convertible preferred share. Non-GAAP net loss per ordinary share also excludes convertible preferred shares dividend.

Because of varying available valuation methodologies, subjective assumptions, and the variety of equity instruments that can impact a company’s non-cash expenses, the Company believes that providing non-GAAP financial measures that exclude share-based compensation expense and non-cash financial (income) expenses allow for more meaningful comparisons between our operating results from period to period. Each of our non-GAAP financial measures is an important tool for financial and operational decision-making and for evaluating our own operating results over different periods of time. The non-GAAP financial data are not measures of our financial performance under U.S. GAAP, and should not be considered as alternatives to operating loss or net loss or any other performance measures derived in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by other companies, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation provided to our employees. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. ReWalk urges investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measures to evaluate our business.

Contact:

Lisa M. Wilson

President

In-Site Communications, Inc.

T: 212-452-2793

E: lwilson@insitecony.com

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ReWalk Robotics Ltd.

Condensed Consolidated Statements of Operations

U.S. dollars in thousands except share and per share data

(unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2014	2013	2014	2013

Revenue	$1,466	$383	$3,951	$1,588
Cost of revenues	1,529	516	4,106	2,018
Expense related to settlement of BIRD Foundation grants	466	-	466	-
Gross profit (loss)	(529)	(133)	(621)	(430)
Operating expenses:
Research and development, net	1,249	824	8,563	2,463
Sales and marketing, net	2,262	1,230	7,389	4,091
General and administration	1,239	533	3,352	1,762
Total operating expenses	4,750	2,587	19,304	8,316
Operating loss	(5,279)	(2,720)	(19,925)	(8,746)
Financial expenses, net	(204)	(724)	(1,698)	(3,409)
Loss before income taxes	(5,483)	(3,444)	(21,623)	(12,155)
Income tax	6	6	45	22
Net loss	(5,489)	(3,450)	(21,668)	(12,177)
Convertible preferred share dividend	-	(689)	(2,229)	(1,663)
Net loss attributable to ordinary shares	$(5,489)	$(4,139)	$(23,897)	$(13,840)
Net loss per ordinary share, basic and diluted	$(0.46)	$(22.29)	$(6.34)	$(74.53)
Weighted average shares outstanding basic and diluted	11,971,273	185,688	3,766,694	185,688

Reconciliation of GAAP to Non-GAAP Net Loss
Net Loss	(5,489)	(3,450)	(21,668)	(12,177)
Non-Cash Stock based compensation expense	289	73	5,179	215
Expense related to settlement of BIRD Foundation grant	466	-	466	-
Financial expenses related to revaluation of fair value of convertible loans, warrants and preferred shares	100	713	1,301	3,271
Non-GAAP Net Loss	(4,634)	(2,664)	(14,722)	(8,691)

ReWalk Robotics Ltd.

Condensed Consolidated Balance Sheets

U.S. dollars in thousands

(unaudited)

	December 31,	December 31,
	2014	2013
Assets
Current assets
Cash & cash equivalents	$41,829	$8,860
Short term deposits	1,667	-
Account receivables, net	1,955	304
Others short terms assets	756	469
Inventory	777	973
Total current assets	46,984	10,606
Other long-term assets	267	97
Properties and equipment, net	414	356
Total assets	$47,665	$11,059
Liabilities and equity
Current liabilities
Accounts payable	$1,390	$945
Other liabilities	2,184	958
Total current liabilities	3,574	1,903
Preferred warrants liabilities	-	3,341
Other long-term liabilities	238	184
Shareholders' equity	43,853	5,631
Total liabilities and shareholders' equity	$47,665	$11,059

ReWalk Robotics Ltd.

Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands

(unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2014	2013	2014	2013

Net cash used in operating activities	$(2,716)	$(2,727)	$(15,318)	$(8,800)

Net cash provided by (used in) investing activities	4,936	(40)	(1,836)	(180)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares in initial public opening, net	(1,408)	-	36,255	-
Issuance of convertible preferred share, including warrants, net	-	-	12,790	10,023
Issuance of convertible loans	-	-	-	7,048
Issuance of ordinary share upon exercise of stock options by employees	-	-	-	-
Proceeds from exercise of warrants		-	1,078	-
Net cash provided by (used in) financing activities	(1,408)	-	50,123	17,071
Net cash provided by (used in)	812	(2,767)	32,969	8,091
Cash and cash equivalents at beginning of period	41,017	11,627	8,860	769
Cash and cash equivalents end of period	$41,829	$8,860	$41,829	$8,860

ReWalk Robotics Ltd.

Revenue and Units Placed by Region

U.S. dollars in thousands except units

(unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2014	2013	2014	2013
Revenue
United States	$881	$290	$2,186	$941
Europe	257	5	1,256	476
Asia-Pacific	328	-	-	83
Israel	-	88	509	88
Total Revenue	$1,466	$383	$3,951	$1,588

Units Placed
United States	15	4	34	14
Europe	7	-	26	8
Asia-Pacific	9	2	14	1
Israel	-	-	-	2
Total Units Placed	31	6	74	25

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